CONSENT OF AMEC AMERICAS LIMITED

In connection with NovaGold Resources Inc.'s registration statement on Form F-10 originally dated December 16, 2011, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (the "Registration Statement"), I, MICHAEL RADCLIFFE, on behalf of AMEC Americas Limited, hereby consent to references to AMEC Americas Limited's name and to its involvement in the preparation of a technical report entitled "Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study" effective November 18, 2011, amended January 20, 2012 (the "Technical Report") in the Registration Statement, and to the inclusion and incorporation by reference of information derived from the Technical Report in the Registration Statement..

DATED: 2012/2/2

AMEC Americas Limited

Name: MICHAEL RADCLIFFE

Title: OPERATIONS MANAGER, MHM.